December 31, 1997

VIA EDGAR

Mr. Jeffrey Riedler
U.S. Securities and Exchange Commission
450 Fifth Street, Northwest
Washington, D.C. 20549

Re: ExpressPoint Technology Services, Inc.
    Registration Statement on Form S-1
    (Registration No. 333-14239)

Dear Mr. Riedler:

On behalf of ExpressPoint Technology Services, Inc., a Delaware corporation (the "Company"), we request the withdrawal of the Company's Registration Statement on Form S-1 (Registration No. 333-14239) (the "Registration Statement"). The Company has determined that it is not feasible to proceed with the financing which is the subject of the Registration Statement. There have been no sales of the Company's common stock proposed to be registered under the Registration Statement.

Pursuant to the requirements of the Securities Act of 1933, as amended, the Company has duly caused this request for withdrawal of the Registration Statement to be signed by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota on November 21, 1997.

                             EXPRESSPOINT TECHNOLOGY SERVICES, INC.


                             /s/ Michael F. Cibulka
                             Michael F. Cibulka
                             President, Chief Excecutive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this request for withdrawal of the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

     Signature                          Title                        Date

/s/ Michael F. Cibulka        Chairman, President & Chief      November 21, 1997
Michael F. Cibulka            Executive Officer, Director
                              (Principal Executive Officer)

/s/ John T. Harnett           Treasurer (Principal Financial   November 21, 1997
John T. Harnett               and Accounting Officer)

/s/ David R.A. Steadman       Director                         November 21, 1997
David R.A. Steadman

/s/ Sidney F. McKenna         Director                         November 21, 1997
Sidney F. McKenna